ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.

ROLE AND RESPONSIBILITIES

A.

The principal role of the Board of Directors (“Board”) is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and require that systems are in place to manage the risks of the Company’s business with the objective of safeguarding the Company’s assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health policies, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, contractors, communities, and the public.

B.

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

(i)

the Board shall review and monitor the Company’s long-term goals and the strategic planning process on an annual basis.  The Chief Executive Officer (“CEO”), with the involvement of the Board, shall establish long-term goals for the Company.  The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval.  The Board brings objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process;

(ii)

the Board shall identify and have an understanding of the principal risks associated with the Company’s business, and reviews and monitors the systems in place to manage those risks effectively.  The risks span the Company’s entire business to include environmental, operating, political, financial, geological, and legal and regulatory risks;

(iii)

the Board shall evaluate the processes in place to enable it to supervise and measure Management’s, and in particular the CEO’s, performance in carrying out the Company’s stated objectives.  These processes should include appropriate training, development and succession of Management and satisfy itself as to the integrity of the CEO and other executive officers that they create a culture of integrity throughout the organization

(iv)

the Board shall review and monitor the internal controls and management information systems in place to monitor the Company’s operations. The Board shall review and monitor the Company’s compliance with applicable laws, regulations and policies pertaining to the Company in all applicable jurisdictions; and

(v)

Those Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation shall review and report to the Audit Committee regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement.

(vi)

the Board shall adopt and review a communication policy and monitor the Company’s communication program that facilitates effective communication with its stakeholders and encourages feedback from shareholders.

(vii)

the Board shall require that the appropriate corporate governance policies and procedures are in place.

(viii)

the Board must approve all material public disclosure such as the quarterly and annual Financial Statements of the Company and their associated MD&A’s, the Annual Information Form and Management Proxy Circular.

C.

The Board is responsible for acting in accordance with its obligations contained in the Canada Business Corporations Act, the Company’s Articles and By-laws and any other relevant legislation and regulations and each Director shall:

(i)

act honestly in good faith with a view to the best interests of the Company;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iii)

exercise independent judgement; and

(iv)

disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter.

D.

The Board has the authority to establish a Committee or Committees and appoint Directors to be members of these Committees.  The Board may delegate its powers to such Committees excepting those powers specified in the Company’s By-laws (Schedule A).  The matters to be delegated to Committees of the Board and the constitution of such Committees shall be reviewed annually or more frequently, as circumstances require.  From time to time the Board may create a Special Committee to examine specific issues on behalf of the Board.

There are three Committees of the Board, namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board has approved Terms of Reference for each of these Committees setting out their duties, responsibilities, organization, and administrative procedures. These Terms of Reference are reviewed and approved annually.

II.

COMPOSITION AND PROCEDURE

A.

The Board shall be constituted with a majority of individuals who qualify as Independent Directors, as defined in National Policy 58-101, National Policy 52-110 (attached as Appendix A to these Terms of Reference).  A related Director is a Director who is not an Independent Director.  If the Company has a significant shareholder, in addition to a majority of independent Directors, the Board shall include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.  A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

B.

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or are employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

C.

The Board shall require appropriate orientation and continuing education of directors.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.  New directors receive a Board Manual containing relevant management information, historical public information and the Terms of Reference for the Board of Directors, a Director and the Committees of the Board.

D.

The Independent Members of the Board will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company’s Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

E.

An individual Director may engage any outside advisors at the expense of the Company that the Director deems necessary in fulfilling the Director’s responsibilities in appropriate circumstance.  The appointment of such outside advisors will be subject to the approval of the Chairman of the Audit Committee

Approved by the Board of Directors, March 25, 2008